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Writer’s Direct Line: 858-720-8943

jtishler@sheppardmullin.com

February 23, 2011

VIA EDGAR AND FACSIMILE (202) 772-9203

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 3720

Attention: Perry Hindin, Special Counsel

Re:	Playboy Enterprises, Inc.

Schedule TO-T/A filed on February 11, 2011

Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., Icon

Acquisition Holdings LLC, GTD Acquisitions LLC, RT-ICON Holdings

LLC, RTM-ICON Holdings LLC, Rizvi Traverse Management LLC,

Hugh M. Hefner and Scott N. Flanders

File No. 005-56499

Schedule 13E-3/A filed on February 11, 2011

Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., et. al.

File No. 005-56499

Dear Mr. Hindin:

On behalf of Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., Icon Acquisition Holdings LLC, GTD Acquisitions LLC, RT-ICON Holdings LLC, RTM-ICON Holdings LLC, Rizvi Traverse Management LLC, Hugh M. Hefner and Scott N. Flanders (collectively, the “Filing Persons”), we provide the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions of the U.S. Securities and Exchange Commission (the “Commission”) dated February 15, 2011 (the “Comment Letter”) relating to the above-referenced filings.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below.

Defined terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase dated January 24, 2011 filed as exhibit (a)(1)(i) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (“Schedule TO”) with the Commission on January 24, 2011.

Mr. Perry Hindin

U.S. Securities and Exchange Commission

The Filing Persons have revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter an amended Schedule TO (the “Amended TO”) that reflects these revisions.

Joint Schedule TO-T and Schedule 13E-3

1.	We note your response to prior comment 12. However, given that these projections were prepared by management and provided to Purchaser in connection with its due diligence review, we disagree with your conclusion that such non-GAAP financial measures were provided pursuant to Item 1015 of Regulation M-A. Please revise to provide the disclosure required by Rule 100 of Regulation G. We note that the additional disclosure referred to in your response to prior comment 12 does not satisfy the requirements of Rule 100.

Response: In response to the Staff’s comment, the Amended TO includes additional disclosure to satisfy the requirements of Rule 100 of Regulation G.

2.	We note the acknowledgments provided by Mr. Tishler at the end of his response letter. Please provide written statements signed by each filing person containing such acknowledgments.

Response: In response to the Staff’s comment, attached hereto is a written statement signed by, or by a duly authorized officer of, each of the Filing Persons containing the acknowledgements requested.

*        *        *

The Filing Persons look forward to working with the Staff toward resolving any concerns that the Staff may continue to have after evaluating and taking into account the Filing Persons’ responses in this letter. To this end, the Staff should feel free to call me at (858) 720-8943 with any questions or if the Staff wishes to discuss any of the above responses.

Sincerely,

/s/ John D. Tishler

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Munger, Tolles & Olson LLP

Robert Knauss, Esq.

Brett Rodda, Esq.

Sheppard, Mullin, Richter & Hampton LLP

David Sands, Esq.

Edwin Astudillo, Esq.

Jeralin R. Cardoso, Esq.

WRITTEN STATEMENT OF ACKNOWLEDGEMENT

The undersigned (each a “Filing Person”) filed a combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO with the U.S. Securities and Exchange Commission (the “Commission”) on January 24, 2011 (as amended, and any subsequent amendments and supplements thereto, collectively the “Schedule TO”). The staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions of the Commission has requested certain acknowledgements from each Filing Person.

Each Filing Person named below, severally and not jointly, hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This Written Statement of Acknowledgement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

Each Filing Person consents to the inclusion of this Written Statement of Acknowledgement with the response to the Staff’s comment letter dated February 15, 2011 relating to the Schedule TO.

IN WITNESS HEREOF, each of the undersigned has executed, or has caused its duly authorized officer to execute, this Written Statement of Acknowledgement on this 23rd day of February 2011.

Icon Acquisition Holdings, L.P.

By:	Icon Acquisition Holdings LLC, its General Partner

	By:	/s/ Hugh M. Hefner
	Name:	Hugh M. Hefner
	Title:	President

Icon Merger Sub, Inc.

By:	/s/ Bernhard L. Kohn, III
	Name:	Bernhard L. Kohn, III
	Title:	President

Icon Acquisition Holdings LLC

By:	GTD Acquisitions LLC,
its Managing Member

	By:	/s/ Hugh M. Hefner
	Name:	Hugh M. Hefner
	Title:	Sole Member

By:	RT-ICON Holdings LLC,
its Managing Member

	By:	/s/ Bernhard L. Kohn, III
	Name:	Bernhard L. Kohn, III
	Title:	Secretary and Treasurer

GTD Acquisitions LLC

By:	/s/ Hugh M. Hefner
	Name:	Hugh M. Hefner
	Title:	Sole Member

RT-ICON Holdings LLC

By:	/s/ Bernhard L. Kohn, III
	Name:	Bernhard L. Kohn, III
	Title:	Secretary and Treasurer

RTM-ICON Holdings LLC

By:	/s/ Bernhard L. Kohn, III
	Name:	Bernhard L. Kohn, III
	Title:	Secretary and Treasurer

Rizvi Traverse Management LLC

By:	/s/ Bernhard L. Kohn, III
	Name:	Bernhard L. Kohn, III
	Title:	Managing Director and Partner

/s/ Hugh M. Hefner Hugh M. Hefner, an individual

/s/ Scott N. Flanders Scott N. Flanders, an individual